UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 1

Under the Securities Exchange Act of 1934

ATI PHYSICAL THERAPY, INC.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

00216W109

(CUSIP Number)

Copy to:

James Westra

General Counsel and Managing Partner

Advent International Corporation

Prudential Tower

800 Boylston Street

Boston, MA 02199-8069

November 24, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 118,662,259
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 118,662,259

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,662,259
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.2%*
14	TYPE OF REPORTING PERSON CO

*

Calculation based on 207,282,536 shares of Class A Common Stock of the Issuer outstanding as of November 11, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 17, 2021.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 115,830,656
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 115,830,656

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,830,656
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.9%*
14	TYPE OF REPORTING PERSON OO

*

Calculation based on 207,282,536 shares of Class A Common Stock of the Issuer outstanding as of November 11, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 17, 2021.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS WILCO ACQUISITION, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,831,603
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,831,603

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,831,603
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS WILCO GP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,831,603
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,831,603

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,831,603
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VII LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,324,692
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,324,692

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,324,692
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,282,536 shares of Class A Common Stock of the Issuer outstanding as of November 11, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 17, 2021.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VII-B LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,970,377
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,970,377

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,970,377
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,282,536 shares of Class A Common Stock of the Issuer outstanding as of November 11, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 17, 2021.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VII-C LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,845,475
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,845,475

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,845,475
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,282,536 shares of Class A Common Stock of the Issuer outstanding as of November 11, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 17, 2021.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VII-D LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,777,137
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,777,137

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,777,137
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,282,536 shares of Class A Common Stock of the Issuer outstanding as of November 11, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 17, 2021.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VII-F LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,873,508
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,873,508

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,873,508
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,282,536 shares of Class A Common Stock of the Issuer outstanding as of November 11, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 17, 2021.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VII-G LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,873,508
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,873,508

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,873,508
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,282,536 shares of Class A Common Stock of the Issuer outstanding as of November 11, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 17, 2021.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS GPE VII GP S.A.R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 64,664,697
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 64,664,697

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,664,697
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.2%*
14	TYPE OF REPORTING PERSON CO

*

Calculation based on 207,282,536 shares of Class A Common Stock of the Issuer outstanding as of November 11, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 17, 2021.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VII-A LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,481,756
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,481,756

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,481,756
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,282,536 shares of Class A Common Stock of the Issuer outstanding as of November 11, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 17, 2021.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VII-E LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,316,207
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,316,207

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,316,207
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,282,536 shares of Class A Common Stock of the Issuer outstanding as of November 11, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 17, 2021.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VII-H LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,743,883
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,743,883

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,743,883
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,282,536 shares of Class A Common Stock of the Issuer outstanding as of November 11, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 17, 2021.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS GPE VII GP LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,541,846
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,541,846

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,541,846
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,282,536 shares of Class A Common Stock of the Issuer outstanding as of November 11, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 17, 2021.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT PARTNERS GPE VII 2014 LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 65,045
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 65,045

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,045
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,282,536 shares of Class A Common Stock of the Issuer outstanding as of November 11, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 17, 2021.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT PARTNERS GPE VII 2014 CAYMAN LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 155,782
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 155,782

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 155,782
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,282,536 shares of Class A Common Stock of the Issuer outstanding as of November 11, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 17, 2021.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT PARTNERS GPE VII—A 2014 LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 179,333
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 179,333

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 179,333
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,282,536 shares of Class A Common Stock of the Issuer outstanding as of November 11, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 17, 2021.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT PARTNERS GPE VII – A 2014 CAYMAN LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 109,903
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 109,903

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,903
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,282,536 shares of Class A Common Stock of the Issuer outstanding as of November 11, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 17, 2021.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT PARTNERS GPE VII CAYMAN LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 806,132
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 806,132

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 806,132
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,282,536 shares of Class A Common Stock of the Issuer outstanding as of November 11, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 17, 2021.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT PARTNERS GPE VII - B CAYMAN LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,063,662
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,063,662

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,063,662
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,282,536 shares of Class A Common Stock of the Issuer outstanding as of November 11, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 17, 2021.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT PARTNERS GPE VII LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 45,266
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 45,266

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,266
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,282,536 shares of Class A Common Stock of the Issuer outstanding as of November 11, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 17, 2021.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT PARTNERS GPE VII - A CAYMAN LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 212,875
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 212,875

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 212,875
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,282,536 shares of Class A Common Stock of the Issuer outstanding as of November 11, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 17, 2021.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT PARTNERS GPE VII - A LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 107,151
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 107,151

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,151
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,282,536 shares of Class A Common Stock of the Issuer outstanding as of November 11, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 17, 2021.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS GPE VII ATI CO-INVESTMENT (DELAWARE) LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,878,964
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,878,964

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,878,964
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,282,536 shares of Class A Common Stock of the Issuer outstanding as of November 11, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 17, 2021.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on June 29, 2021 (as amended from time to time, the “Schedule 13D”). Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 1 shall have the meaning assigned to such term in the Schedule 13D.

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the Class A Common Stock, $0.0001 par value per share (the “Common Stock”), of ATI Physical Therapy, Inc. (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 790 Remington Boulevard, Bolingbrook, Illinois 60440.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is supplemented as follows:

This Statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the following entities (collectively, the “Reporting Persons” and each individually a “Reporting Person”):

1.	Advent International Corporation (“Advent”), a Delaware Corporation;
2.	Advent International GPE VII, LLC (“Advent Top GP”), a Delaware limited liability company;
3.	Wilco Acquisition, LP, a Delaware limited partnership (“Wilco Acquisition”);
4.	Wilco GP, Inc., a Delaware corporation (“Wilco GP”);
5.	Advent International GPE VII Limited Partnership, a limited partnership organized under the laws of Luxembourg;
6.	Advent International GPE VII-B Limited Partnership, a limited partnership organized under the laws of Luxembourg;
7.	Advent International GPE VII-C Limited Partnership, a limited partnership organized under the laws of Luxembourg;
8.	Advent International GPE VII-D Limited Partnership, a limited partnership organized under the laws of Luxembourg;
9.	Advent International GPE VII-F Limited Partnership, a limited partnership organized under the laws of Luxembourg;
10.	Advent International GPE VII-G Limited Partnership, a limited partnership organized under the laws of Luxembourg;
11.	GPE VII GP S.a.r.l. (“Advent GP Luxembourg”), a corporation organized under the laws of Luxembourg;
12.	Advent International GPE VII-A Limited Partnership, a limited partnership organized under the laws of the Cayman Islands;
13.	Advent International GPE VII-E Limited Partnership, a limited partnership organized under the laws of the Cayman Islands;
14.	Advent International GPE VII-H Limited Partnership, a limited partnership organized under the laws of the Cayman Islands;
15.	GPE VII GP Limited Partnership (“Advent GP Cayman”), a limited partnership organized under the laws of the Cayman Islands;
16.	Advent Partners GPE VII 2014 Limited Partnership, a Delaware limited partnership;
17.	Advent Partners GPE VII 2014 Cayman Limited Partnership, a limited partnership organized under the laws of the Cayman Islands;
18.	Advent Partners GPE VII - A 2014 Limited Partnership, a Delaware limited partnership;
19.	Advent Partners GPE VII - A 2014 Cayman Limited Partnership, a limited partnership organized under the laws of the Cayman Islands;
20.	Advent Partners GPE VII Cayman Limited Partnership, a limited partnership organized under the laws of the Cayman Islands;
21.	Advent Partners GPE VII - B Cayman Limited Partnership, a limited partnership organized under the laws of the Cayman Islands;
22.	Advent Partners GPE VII Limited Partnership, a Delaware limited partnership;

23.	Advent Partners GPE VII - A Cayman Limited Partnership, a limited partnership organized under the laws of the Cayman Islands;
24.	Advent Partners GPE VII - A Limited Partnership, a Delaware limited partnership;
25.	GPE VII ATI Co-Investment (Delaware) Limited Partnership (“Advent Co-Invest Fund”), a Delaware limited partnership;

The entities listed in subparagraphs (5) through (10) above are herein collectively referred to as “Advent Luxembourg Funds.” The entities listed in subparagraphs (12) through (14) above are herein collectively referred to as “Advent Cayman Funds.” The entities listed in subparagraphs (16) through (24) above are herein collectively referred to as “Advent AP Funds”, and together with the Advent Luxembourg Funds, the Advent Cayman Funds and Advent Co-Invest Fund, the “Advent Funds.”

Wilco GP, an affiliate of Advent, is the General Partner of Wilco Acquisition. Advent is the manager of Advent Top GP, which in turn is the General Partner of each of Advent GP Cayman, the Advent AP Funds, and the Advent Co-Invest Fund. Advent Top GP is also the manager of Advent GP Luxembourg, which is the General Partner of each of the Advent Luxembourg Funds. Advent GP Cayman is the General Partner of each of the Advent Cayman Funds.

The address of the principal business and the principal office of the Reporting Persons is Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02199-8069.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of Advent is set forth on Schedule A to this Statement.

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. A joint filing agreement among the Reporting Persons is attached as Exhibit 1 to this Statement and incorporated herein by reference.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is supplemented as follows:

On November 24, 2021, Wilco Acquisition distributed 127,468,397 shares of Common Stock, pro rata and in-kind to its partners, for no consideration (the “Distribution”). In connection with the Distribution, the Advent Funds received the shares set forth in Item 5 below.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is supplemented as follows:

The information set forth or incorporated by reference in Items 2 and 6 of this Statement is incorporated by reference in this Item 5.

(a) and (b) The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D, as of November 24, 2021, are incorporated herein by reference. As of November 24, 2021, the Reporting Persons beneficially owned in the aggregate 118,662,259 shares of Common Stock, which represents approximately 57.2% of the outstanding shares.

The following table sets forth the aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person as of November 24, 2021, after giving effect to the Distribution described in Item 4 of this Amendment No. 1, calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The percentage of Common Stock owned was calculated based on 207,282,536 shares of Common Stock outstanding as of November 11, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 17, 2021.

Reporting Person	Number of Shares Beneficially Owned	Percentage of Common Stock
Advent International Corporation (1)(2)	118,662,259	57.2%
Advent International GPE VII, LLC (1)	115,830,656	55.9%
Wilco Acquisition, LP	2,831,603	1.4%
Wilco GP, Inc. (2)	2,831,603	1.4%
GPE VII GP S.a.r.l (3)	64,664,697	31.2%
GPE VII GP Limited Partnership (4)	34,541,846	16.7%
Advent International GPE VII Limited Partnership	11,324,692	5.5%
Advent International GPE VII-B Limited Partnership	30,970,377	14.9%
Advent International GPE VII-C Limited Partnership	9,845,475	4.7%
Advent International GPE VII-D Limited Partnership	6,777,137	3.3%
Advent International GPE VII-F Limited Partnership	2,873,508	1.4%
Advent International GPE VII-G Limited Partnership	2,873,508	1.4%
Advent International GPE VII-A Limited Partnership	10,481,756	5.1%
Advent International GPE VII-E Limited Partnership	22,316,207	10.8%
Advent International GPE VII-H Limited Partnership	1,743,883	0.8%
Advent Partners GPE VII – 2014 Limited Partnership	65,045	Less than 0.1%
Advent Partners GPE VII – 2014 Cayman Limited Partnership	155,782	0.1%
Advent Partners GPE VII – A 2014 Limited Partnership	179,333	0.1%
Advent Partners GPE VII – A 2014 Cayman Limited Partnership	109,903	0.1%
Advent Partners GPE VII – Cayman Limited Partnership	806,132	0.4%
Advent Partners GPE VII – B Cayman Limited Partnership	1,063,662	0.5%
Advent Partners GPE VII – Limited Partnership	45,266	Less than 0.1%
Advent Partners GPE VII – A Cayman Limited Partnership	212,875	0.1%
Advent Partners GPE VII – A Limited Partnership	107,151	0.1%
GPE VII ATI Co-Investment (Delaware) Limited Partnership	13,878,964	6.7%

(1)

Advent Top GP, as the manager of Advent GP Luxembourg and the general partner of each of Advent GP Cayman, the Advent Partners Funds and Advent Co-Invest Fund, and Advent, as the manager of Advent Top GP, may each be deemed to beneficially own the 115,830,656 shares of Common Stock held directly by the Advent Funds.

(2)

Wilco GP, as the general partner of Wilco Acquisition, and Advent, an affiliate of Wilco GP, may each be deemed to beneficially own the 2,831,603 shares of Common Stock held directly by Wilco Acquisition.

(3)

Advent GP Luxembourg, as the general partner of each of the Advent Luxembourg Funds, may be deemed to beneficially own the 64,664,697 shares of Common Stock held directly by the Advent Luxembourg Funds.

(4)	Advent GP Cayman, as the general partner of each of the Advent Cayman Funds, may be deemed to beneficially own the 34,541,846 shares of Common Stock held directly by the Advent Cayman Funds.

The foregoing excludes the contingent right by Wilco Acquisition to receive up to 15,000,000 Earnout Shares (as defined and described in Item 6 of this Statement).

As a result of the Transaction Agreements (as defined and described in Item 6 of this Statement), the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of Exchange Act. This Schedule 13D shall not be construed as an admission by the Reporting Persons that the Reporting Persons are, for the purposes of Section 13(d) of the Exchange Act, the beneficial owners of any shares of Common Stock covered by the Transaction Agreements.

(c) Except pursuant to the Distribution, none of the Reporting Persons effected transactions in Common Stock during the past 60 days. To the Reporting Persons’ knowledge, none of the individuals listed on Schedule A to this Statement effected transactions in Common Stock during the past 60 days.

(d) Under certain circumstances, partners, members or shareholders of the Reporting Persons, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock owned by such Reporting Person.

(e) Inapplicable.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement, dated as of November 29, 2021, by and among the Reporting Persons (filed herewith).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 29, 2021	ADVENT INTERNATIONAL CORPORATION

/s/ Neil Crawford
Name: Neil Crawford
Title: Director, Fund Administration

Date: November 29, 2021	WILCO ACQUISITION, LP
By: WILCO GP, INC., GENERAL PARTNER

/s/ John Maldonado
Name: John Maldonado
Title: President

Date: November 29, 2021	WILCO GP, INC.

/s/ John Maldonado
Name: John Maldonado
Title: President

Date: November 29, 2021	ADVENT INTERNATIONAL GPE VII LIMITED PARTNERSHIP
ADVENT INTERNATIONAL GPE VII-B LIMITED PARTNERSHIP
ADVENT INTERNATIONAL GPE VII-C LIMITED PARTNERSHIP
ADVENT INTERNATIONAL GPE VII-D LIMITED PARTNERSHIP
ADVENT INTERNATIONAL GPE VII-F LIMITED PARTNERSHIP
ADVENT INTERNATIONAL GPE VII-G LIMITED PARTNERSHIP
By: GPE VII GP S.A.R.L., GENERAL PARTNER
By: ADVENT INTERNATIONAL GPE VII, LLC, MANAGER and

/s/ Justin Nuccio
Name: Justin Nuccio
Title: Manager

By: ADVENT INTERNATIONAL CORPORATION, MANAGER

/s/ Neil Crawford
Name: Neil Crawford
Title: Director, Fund Administration

Date: November 29, 2021	ADVENT INTERNATIONAL GPE VII-A LIMITED PARTNERSHIP
ADVENT INTERNATIONAL GPE VII-E LIMITED PARTNERSHIP
ADVENT INTERNATIONAL GPE VII-H LIMITED PARTNERSHIP

By: GPE VII GP LIMITED PARTNERSHIP, GENERAL PARTNER
By: ADVENT INTERNATIONAL GPE VII, LLC, GENERAL PARTNER
By: ADVENT INTERNATIONAL CORPORATION, MANAGER

/s/ Neil Crawford
Name: Neil Crawford
Title: Director, Fund Administration

Date: November 29, 2021	ADVENT PARTNERS GPE VII 2014 LIMITED PARTNERSHIP
ADVENT PARTNERS GPE VII 2014 CAYMAN LIMITED PARTNERSHIP
ADVENT PARTNERS GPE VII—A 2014 LIMITED PARTNERSHIP
ADVENT PARTNERS GPE VII—A 2014 CAYMAN LIMITED PARTNERSHIP
ADVENT PARTNERS GPE VII CAYMAN LIMITED PARTNERSHIP
ADVENT PARTNERS GPE VII—B CAYMAN LIMITED PARTNERSHIP
ADVENT PARTNERS GPE VII LIMITED PARTNERSHIP
ADVENT PARTNERS GPE VII—A CAYMAN LIMITED PARTNERSHIP
ADVENT PARTNERS GPE VII—A LIMITED PARTNERSHIP

By: ADVENT INTERNATIONAL GPE VII, LLC, GENERAL PARTNER
By: ADVENT INTERNATIONAL CORPORATION, MANAGER

/s/ Neil Crawford
Name: Neil Crawford
Title: Director, Fund Administration

Date: November 29, 2021	GPE VII ATI CO-INVESTMENT (DELAWARE) LIMITED PARTNERSHIP

By: ADVENT INTERNATIONAL GPE VII, LLC, GENERAL PARTNER

By: ADVENT INTERNATIONAL CORPORATION, MANAGER

/s/ Neil Crawford
Name: Neil Crawford
Title: Director, Fund Administration

Date: November 29, 2021	GPE VII GP S.A.R.L.

By: ADVENT INTERNATIONAL GPE VII, LLC, MANAGER and

/s/ Justin Nuccio
Name: Justin Nuccio
Title: Manager

By: ADVENT INTERNATIONAL CORPORATION, MANAGER

/s/ Neil Crawford
Name: Neil Crawford
Title: Director, Fund Administration

Date: November 29, 2021	GPE VII GP LIMITED PARTNERSHIP

By: ADVENT INTERNATIONAL GPE VII, LLC, GENERAL PARTNER
By: ADVENT INTERNATIONAL CORPORATION, MANAGER

/s/ Neil Crawford
Name: Neil Crawford
Title: Director, Fund Administration

Date: November 29, 2021	ADVENT INTERNATIONAL GPE VII, LLC

By: ADVENT INTERNATIONAL CORPORATION, MANAGER

/s/ Neil Crawford
Name: Neil Crawford
Title: Director, Fund Administration

SCHEDULE A

1. Advent International Corporation

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Advent International Corporation (“Advent”), are set forth below. If no business address is given, the director’s or executive officer’s business address is Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02199-8069. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Advent. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America. Mr. Brocklebank is a citizen of the United Kingdom. Mr. Etlin is a citizen of Brazil. Mr. Janshen is a citizen of Germany.

Name	Present Principal Occupation Including Name and Address of Employer

Directors
Thomas H. Lauer Steven M. Tadler John F. Brooke Mark Hoffman David M. Mussafer John L. Maldonado

Director

Director

Director; Managing Director of Brooke Private Equity Associates 20 Custom House Street, Suite 610, Boston, MA 02110

Director

Director; Chairman & Managing Partner; Executive Officers’ Committee Member

Director; Senior Vice President & Managing Partner; Executive Officers’ Committee Member

David M. McKenna	Director

Name	Present Principal Occupation Including Name and Address of Employer
Executive Officers (Who Are Not Directors)
Richard F. Kane Eileen Sivolella James R. Westra Andrew D. Dodge Heather R. Zuzenak Jarlyth H. Gibson James G.A. Brocklebank Patrice Etlin Jan Janshen

Senior Vice President of Operations and Business Development & Managing Director; Assistant Secretary

Senior Vice President & Managing Director; Chief Financial Officer; Treasurer; Assistant Secretary

Senior Vice President & Managing Partner; Chief Legal Officer; General Counsel

Vice President; Deputy General Counsel; Secretary

Chief Compliance Officer

Risk Officer; Assistant Treasurer

Senior Vice President & Managing Partner; Executive Officers’ Committee Member

Senior Vice President & Managing Partner; Executive Officers’ Committee Member

Senior Vice President & Managing Partner; Executive Officers’ Committee Member

2. Wilco GP, Inc.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Wilco GP, Inc. (“Wilco GP”), are set forth below. If no business address is given, the director’s or executive officer’s business address is Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02199-8069. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Wilco GP. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer
Directors
John L. Maldonado Christopher Pike Dylan Bates	Director; President Director; Treasurer and Secretary Director

Name	Present Principal Occupation Including Name and Address of Employer
Executive Officers (Who Are Not Directors)
N/A

3. GPE VII GP S.a.r.l.

The name, business address, title, present principal occupation or employment of each of the managers and executive officers of GPE VII GP S.a.r.l. (“Advent GP Luxembourg”), are set forth below. If no business address is given, the manager’s or executive officer’s business address is Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02199-8069. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Advent GP Luxembourg. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America. Ms. Harroch is a citizen of France. Mr. Nuccio is a citizen of the United Kingdom.

Name	Present Principal Occupation Including Name and Address of Employer
Managers
Advent International GPE VII, LLC	Manager
Justin Nuccio Linda Harroch Jarlyth Gibson	Manager Manager Manager

Name	Present Principal Occupation Including Name and Address of Employer
Executive Officers (Who Are Not Managers)

N/A